Exhibit 2.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The following description of MeaTech 3D Ltd.’s (the “Company”) share capital, American Depositary Shares (“ADSs”), and provisions of articles of association are summaries and do not purport to be complete.

General

As of December 31, 2021, our authorized share capital consists of 1,000,000,000 ordinary shares, no par value, of which 125,770,107 shares are issued and outstanding.

All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

Registration number and purposes of the company

Our registration number with the Israeli Registrar of Companies is 520041955. Our purpose as set forth in our articles of association is to engage in any lawful activity.

Voting rights and conversion

All ordinary shares will have identical voting and other rights in all respects.

Transfer of shares

Our fully-paid ordinary shares are issued in registered form and may be freely transferred under our articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

Under our articles of association, our board of directors must consist of no less than three but no more than 11 directors, including external directors. Pursuant to our articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares participating and voting at the relevant meeting.

In addition, our articles of association allow our board of directors to appoint new directors to fill in vacancies which can occur for any reason or as additional directors, provided that the number of board members shall not exceed the maximum number of directors mentioned above. The appointment of a director by the board shall be in effect until the following annual general meeting of the shareholders or until the end of the director’s tenure in accordance with our articles of association.

Our external directors have a term of office of three years under Israeli law and may be elected for up to two additional three-year terms under the circumstances described above. External directors may be removed from office only under the limited circumstances set forth in the Companies Law.

Dividend and liquidation rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may distribute dividends that do not meet such criteria only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. As of December 31, 2021, we did not have distributable earnings pursuant to the Companies Law.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel.

Shareholder meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once each calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All general meetings other than the annual meeting of shareholders are referred to in our articles of association as special meetings. Our board of directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of a general meeting to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•	amendments to our articles of association;

•	appointment or termination of our auditors;

•	appointment of external directors;
•	approval of certain related party transactions;

•	increases or reductions of our authorized share capital;

•	mergers; and

•
the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

Under our articles of association, we are required to publish notice of any annual or special general meeting in two widely-published, Hebrew-language daily newspapers, and are not required to give notice of any annual general meeting or special general meeting to our registered shareholders, unless otherwise required by law. The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to our shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, or as otherwise required under applicable law, notice must be provided at least 35 days prior to the meeting. Under the Companies Law, shareholders are not permitted to take action by written consent in lieu of a meeting.

Voting rights

Quorum requirements

Pursuant to our articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the next week at the same time and place or to a different time or date if so specified in the notice of the meeting. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a lawful quorum, instead of 25% otherwise required by the Companies Law.

Vote requirements

Our articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our articles of association. Pursuant to our articles of association, an amendment to our articles of association regarding any change to the board composition will require a simple majority. Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires additional approvals. Likewise, certain transactions with respect to remuneration of our office holders and directors require further approvals. Under our articles of association, any change to the rights and privileges of the holders of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

Access to corporate records

Under the Companies Law, shareholders are entitled to access to minutes of our general meetings, our shareholders register and principal shareholders register, our articles of association, our financial statements and any document that we are required by law to file publicly with the Israel Securities Authority. In addition, shareholders may request any document related to an action or transaction requiring shareholder approval under the related-party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of class rights

Under the Companies Law and our articles of association, the rights attached to any class of share, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our articles of association.

Shareholder duties

Under the Companies Law, a shareholder has a duty to act in good faith and customary manner toward the company and other shareholders and to refrain from abusing its power in the company. This duty applies, among other things, when voting at a meeting of shareholders on an amendment to the articles of association, an increase of the authorized share capital, a merger or certain related-party transactions.

In addition, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder that knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, under our articles of association, has the power to appoint or to prevent the appointment of a director or officer of the company or to exercise another power with respect to the company. The Companies Law does not define the substance of this duty of fairness. However, a shareholder’s breach of the duty of fairness is subject to laws regarding breaches of contracts and takes into account the status of such shareholder with respect to the company.

Acquisitions under Israeli law

Full tender offer

A person wishing to acquire shares of a publicly-traded company incorporated in Israel, and who would, as a result, hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether or not such shareholder accepted the tender offer, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If a tender offer is not accepted in accordance with the requirements set forth above, the acquirer may not acquire shares from shareholders who accepted the tender offer that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class.

Special tender offer

The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% of the voting rights in the company, unless there is already a person holding 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting rights in the company, unless there is already a person holding more than 45% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval or (ii) was from a 25% or 45% shareholder, as the case may be. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer generally may be consummated only if (i) at least 5% of the voting rights in the company will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shares.

Special rules govern a merger with an acquiror that is already affiliated with the target. Unless a court rules otherwise, the merger must also be approved by at least 50% of the votes of the shares of the target that are held by the shareholders other than (i) the acquiror and (ii) any person (or group of persons acting in concert) who holds 25% or more of the voting rights of the acquiror, or the right to appoint 25% or more of the directors of the acquiror. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders. If the transaction would have been approved by the shareholders of a merging company but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value to the parties to the merger and the consideration offered to the shareholders of the company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-takeover measures under Israeli law

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of December 31, 2021, no preferred shares are authorized under our articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law.

Borrowing powers

Pursuant to the Companies Law and our articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in capital

Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver the ADSs. Each ADS will represent 10 ordinary shares (or a right to receive 10 ordinary shares). Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name or (ii) by having uncertificated ADSs registered in your name or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, or DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Israeli law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents see “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fraction of an ADS (or ADSs representing those ordinary shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed ordinary shares (or ADSs representing those ordinary shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of ordinary shares, new ADSs representing the new ordinary shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary will have a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited ordinary shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Israel and the provisions of our articles of association or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the ordinary shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses
Persons depositing or withdrawing ordinary shares or ADS holders must pay	For

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

Persons depositing or withdrawing ordinary shares or ADS holders must pay	For

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

 The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary.  Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account.  The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account.  The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith.  The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request.  Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate.  In certain instances, the depositary may receive dividends or other distributions from the us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a subdivision, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

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we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•	we delist our shares from an exchange outside the United States on which they were listed and do not list the shares on another exchange outside the United States;

•	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

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are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

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are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

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are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

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the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

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when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, or DRS, and Profile Modification System, or Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRSs that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.